Mailstop 6010   May 22, 2008

Eastbiz.com
Agent for Easy Energy, Inc,
5348 Vegas Drive
Las Vegas, Nevada 89108

Re: Easy Energy, Inc.
**   Form S-1**
**   File No. 333-150468**
**   Filed April 25, 2008 and amended April 28, 2008**

Dear Sir or Madam:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement

1.   We note that the registration statement covers the resale of common shares that may be being offered by an affiliate (Meitav Gemel, Meitav Pension and Meitav Mishan entities) in a large amount. Generally, we view resale transactions by related parties of this amount as an offering "by or on behalf of the issuer" for purposes of Rule 415(a) (4) of Regulation C. Under the rule, equity securities offered by or on behalf of the registrant cannot be sold "at the market" price unless the offering satisfies the requirements set forth in the rule. Therefore, you should:

        • file a registration statement for the "resale" offering at the time of each exercise because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x);

- register the transaction on a form that you are eligible to register a primary offering;
- identify the affiliate selling shareholder as an underwriter in the registration statement; and
- include the fixed price at which the underwriter will sell the securities for the duration of the offering.

If you do not agree, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Address in your analysis shares previously registered for resale by the affiliate and all other relationships you have with the affiliate.

Fee Table

2.   Please tell us how you determined that $0.225 was the most appropriate price to use for purposes of calculating the filing fee.

Summary of Financial Data, page 2

3.   We note that you disclose a net gain of $324,942 on page 2 for the period from May 17, 2007 (inception) to March 31, 2008. Your Statement of Operations on page F-3 indicates that you had a loss for this period of $347,555. Please revise to disclose the correct amount on page 2.

Risk Factors, page 3

4.   Please add a risk factor which discusses the limitations inherent in a provisional patent application, including 12-month expiration. We note you filed your provisional application on August 20, 2007. In an appropriate place in the prospectus explain your present intentions and plans regarding filing a non-provisional application. Disclose the dollar amount in your "estimated expenses" you will devote to this purpose.

We have no operating history…page 3

5.   It is unclear why you refer to "the development, testing and marketing of our website." Please clarify.

6.   Please clarify the basis for anticipating revenues could be generated as early as 8-

10 months.

Because our executive officers and directors live outside…page 5

7.   Please revise to clarify why you recently changed the identification of your executive offices location from Karmiel, Israel to Las Vegas, Nevada. We note that your two executive officers reside in Israel. Explain the nature of your offices in Las Vegas.

Because our executive officers control…, page 6

8.   The ownership position of your executive officers stated here is inconsistent with disclosure at page 22. Please reconcile.

Selling Shareholders, page 9

9.   As to each selling shareholder briefly describe the transaction(s) in which the shareholder acquired the shares. Where services were received in exchange for the selling stockholders stock, please include a description of the services rendered. Provide the date(s), form of consideration, and price paid.

10.   Please identify the individuals with beneficial ownership over the shares held by the entities identified in this table.

11.   Describe any affiliations among the company, its officers and directors and/or each of the selling shareholders. For example, we note multiple entities are listed as "Meitav Gemel Ltd," "Meitav Pension Ltd," and "Meitav Mishan Ltd."

12.   Please confirm supplementally that shares hereby registered on behalf of Tailor Made Capital do not include any shares to be sold pursuant to the equity line portion of the March 10, 2008 Securities Purchase Agreement.

13.   It appears the shares registered on behalf of Tailor Made Capital may be unearned until performance under the equity line is completed. If so, then such securities may not be registered until the investment transaction is completed. Please revise or advise.

Description of Business, page 13

14.   Please provide us source copies of market statistics presented. Please mark the copies to clearly identify the information you cite, and cross-reference to the place the market data appears in the prospectus. Tell us whether the sources of

the cited data have consented to your use of their names and data and whether any
of the reports were commissioned by you or prepared specifically for your use.

15.   We note your references to Internet addresses. Please see footnotes 41-43 and the
related text of SEC Release 33-7856 (April 28, 2000) regarding your
responsibility for hyperlinked information and the related filing requirements.

Technical Brief, page 14

16.   We note on your website what is represented as your product, including
illustrations of the product in use. Please clarify in your disclosure the status of
the product so depicted and described.

17.   Please explain why time to charge 10% is considered significant or representative.
How is this related to cellular phone battery operating characteristics? Also, are
incremental levels of effort and charge proportional? For example, is a 100%
charge achieved by 20 minutes of generation? Also, it appears that to achieve a
50% charge would take 5 cycles of 2-minute string-pulling followed by 6-10
minutes of power transfer. Please revise to clarify the effort and time involved in
achieving meaningful charging of the device battery.

18.   Please describe the basis for the performance claim of 20 watts. Include voltage
and amperage figures for the generator and the internal battery. Further, if not
validated by independent expert third party testing, so disclose.

19.   Clarify whether any prototype models created to date have achieved the
performance levels noted herein.

Competition, page 15

20.   Please provide adequate description of competitive products in the prospectus.
Do not cite competitors' websites as a means of providing disclosure.

Management's Discussion, page 17

Overview, page 17

21.   We note the discussion on page 17 which states, "on January 29, 2008 we
announced on the completion of the fully working prototype of the man-powered
charger solution for battery powered small devices." Your discussion further
indicates that one of your business objectives is to complete the design of your
product. This discussion does not clearly indicate the status or expected plan of

your product development, including, for example, the personnel or organization which has been hired to implement the plan. Please revise to clearly discuss the status of the development of your product and indicate the expected time frame and costs to fully develop your product.

22.   We reference Note ** on page 18 which indicates that you prepaid $100,000 of this amount. Please reconcile this with the prepayments of $250,000 discussed on page 4. In addition, the discussion on page 18 indicates that the projected operating expenses for the next twelve month period total $727,000. Please clarify if you have already prepaid $250,000 of this amount and indicate the additional amount you will need for estimated expenses in the next twelve months.

23.   Please revise to provide a discussion of your results of operations and the specific expense amounts recorded in your financial statements each period.

24.   Please explain in reasonable detail the origin of your proposed product. Discuss the expertise of the inventor.

25.   Discuss the terms of the technology transfer.

26.   Discuss how and by whom the prototype model was created.

Liquidity and Capital Resources, page 18

27.   Please discuss the components of your cash flows in operating periods presented in the financial statements.

28.   We note you have previously issued shares for services. Please discuss this prior practice and future intentions.

29.   Please discuss in reasonable detail the historic and prospective capital-raising undertaken. We note, for example, numerous transactions described in Note 5 to the financial statements and elsewhere in the registration statement, and the Securities Purchase Agreement dated March 10, 2008.

Security Ownership…, page 22

30.   Please ensure that the table includes any groups, such as investment entities under common control. See Regulation S-K Item 403(a). In this regard we note multiple entities listed as "Meitav Gemel Ltd," "Meitav Pension Ltd," and "Meitav Mishan Ltd." in the Selling Shareholder section and also note that the warrants held by them are immediately exercisable. Please also provide the

footnote information required by Item 403(a).

Application of Critical Accounting Policies, page 23

31.   Please revise to disclose your specific critical accounting policies. This section
        should also be moved to your management's discussion and analysis. Refer to
        Release No. 33-8098.

Committees of the Board, page 20

32.   Reconcile disclosure in the penultimate paragraph of page 20 as well as elsewhere
        in your prospectus regarding references to your "sole director" with the disclosure
        on page 19 indicting you have two directors.

Certain Relationships and Related Transactions, page 23

33.   Please revise to include the related party product development arrangement
        discussed in Note 6 to the financial statements.

Report of Independent Registered Public Accounting Firm, page F-1

34.   We note that the third paragraph of the report of your independent registered
        public accounting firm states, "since inception on May 17, 2008 through March
        31, 2008".   Please have your Independent Registered Public Accounting Firm
        revise their report to include the correct inception date. In addition, the last
        paragraph references an accumulated deficit of $397,544, which does not agree
        with the amounts in your financial statements. Please tell us why these amounts
        do not agree.

Financial Statements

General

35.   Please update the financial statements as required by Rule 8-08 of Regulation S-
        X.

Balance Sheets, page F-2

36.   Please tell us why the stockholders' equity amounts in the balance sheets on page F-2 do not agree with the totals in the statements of stockholders' equity on page F-4.

37.   We note the discussion on page 18 that you have prepaid $250,000 of your estimated expenditures of $727,000 over the next 12 months. Please tell us where the $250,000 in prepaid expenses is recorded in your financial statements. The accounting for your prepaid expenses should be clearly disclosed. We note that you have included $105,000 as a contra-equity account on your balance sheet on page F-2. Please disclose the nature of this amount and the related accounting treatment.

Statements of Cash Flows, page F-5

38.   Please tell us what you mean by "net loss being cash from operating activities" in the first line in your statements of cash flows on page F-5. In addition, tell us where the $50,000 increase in prepaid expenses is reflected in the balance sheet. Please tell us why stock issued for services is reflected as a non-cash activity and not included as an addition in net cash (used) by operating activities and whether this value represents non-cash compensation included in expenses for the period.

Note 2 – Significant Accounting Policies, page F-7

39.   We note that you account for income taxes under the guidance of SFAS 109. FIN 48, an interpretation of FAS 109, is effective for the registrant. Please revise to disclose whether the accounting for income taxes is in compliance with the requirements of FIN 48.

Note 3 – Going Concern, page F-7

40.   Please revise to provide a detailed discussion of your financial difficulties and your viable plan to overcome these difficulties and address the going concern issues. You discussion should also include your plans to fully develop your products and services, liquidity needs and expected sources of financing. Please refer to the requirements of FRC 607.02.

Note 5 – Capital Stock, pages F-8 and F-9

41.   Please revise to clearly disclose how you valued and accounted for each issuance of stock and warrants to employees, consultants and other third parties for services, including how you applied the guidance in SFAS 123R and EITF 96-18. We note that the exercise prices of many of the issuances are significantly below

quoted market prices and prices of private placement issuances. Please disclose the accounting and quantify the expense recorded for each of these issuances.

Note 6 - Related Party Transactions, page F-9

42.   We reference your discussion in Note 6 that your directors provide office space free of charge. Please tell us why you have not recorded the estimated value of this office space in your financial statements. Refer to the requirements of SAB Topic 1.B.1.

Note 8 – Recent Accounting Pronouncements, page F-10

43.   We reference your discussion of recent accounting pronouncements on page F-10. We also note that the adoption of these Statements is not expected to have a material effect on your financial statements. Since certain of these pronouncements are already required to be adopted please revise to indicate the impact of the adoption of the pronouncement, if applicable, and the expected impact for those that have not yet been adopted.

Item 15, Sales of Unregistered Securities, page II-1

44.   Revise to state the basis relied upon for the exemption claimed for each unregistered transaction.

Item 16, Exhibits, page II-4

45.   Please revise the exhibit table to identify the filing type, filing number and filing date related to each exhibit listed as "previously filed." See Regulation S-K Item 601(a)(2) and Securities Act Rule 411(d).

46.   Please file all material agreements relating to sales of securities.

47.   Please ensure that all exhibits are filed in complete form. For example, we note in Exhibit 4.1 to your Form 8-K filed March 24, 2008 references are made to "Exhibits" to the agreement that were not filed. Please review all previously filed exhibits and re-file in complete form, as appropriate.

Exhibit 5.1

48.   The opinion must be current and valid as of the date of effectiveness of the registration statement. Please obtain a revised opinion that removes the assertion of no obligation to update the opinion. The opinion should also refer to the

registration statement by file number. Alternatively, you may file a revised opinion that is dated as of the effective date.

Exhibit 23.1

49.   Please include a currently dated and signed consent from your independent auditors prior to requesting effectiveness.

Undertakings, page II-5

50.   Please conform language to current Regulation S-K Item 512(a) requirements. See SEC Release 33-8876 (December 19, 2007).

Form 10-Q as of 3/31/2008

Balance Sheets, page 4

51.   Please tell us why the balance sheet amounts in your March 31, 2008 Form 10-Q do not agree with the amounts in the balance sheets on page F-2 of your Form S-1.

Statement of Operations, page 6

52.   We note that the weighted average number of shares outstanding on the face of the Statement of Operations does not agree with the weighted average number of shares on page F-3 of your Form S-1. Please tell us why these amounts do not agree for each period.

Evaluation of Effectiveness of Disclosure Controls and Procedures, page 15

53.   We note that your CEO and CFO have evaluated the registrant's internal controls over financial reporting and have concluded that your system of internal controls is adequate and comparable to those of issuers of a similar size and nature. It does not appear that your certifying officers have reached a conclusion that your internal controls over financial reporting are *effective*. Please revise to address your officers' conclusions regarding the effectiveness of your internal controls over financial reporting. Refer to Item 308T of Regulation S-K.

* * * * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jong Hwang at (202) 551-3327 or Angela Crane (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3444 with any other questions.

      Sincerely,

      Perry Hindin
      Special Counsel

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